Ark Global Acquisition Corp.

4325 Hillsboro Pike, Suite 300

Nashville, TN 37215

February 3, 2021

VIA EDGAR

Todd K. Schiffman

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ark Global Acquisition Corp.

Registration Statement on Form S-1

Filed December 30, 2020, as amended

File No. 333-251832

Dear Mr. Schiffman:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Ark Global Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on February 4, 2021, or as soon thereafter as practicable.

Please call David A. Sakowitz of Winston & Strawn LLP at (212) 294-2639 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Ark Global Acquisition Corp.

By:	/s/ Richard Williams
Name: Richard Williams
Title: Chief Executive Officer

cc:	David A. Sakowitz, Winston & Strawn LLP

[Signature Page to Acceleration Request]